PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JUNE 16, 2010)	under the Securities Act of 1933
in connection with Registration
Statement No. 333-150595
OXiGENE, INC.
5,323,435 Shares of Common Stock
     This Prospectus Supplement No. 2 supplements and amends the prospectus dated June 16, 2010 relating to the resale of up to 5,323,435 shares of our common stock by Kingsbridge Capital Limited, or Kingsbridge.
     This prospectus supplement should be read in conjunction with the prospectus dated June 16, 2010 and Prospectus Supplement No. 1 dated August 17, 2010, which are to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. We will not receive any proceeds from the sale of the shares of common stock by Kingsbridge.

     On September 13, 2010, we filed our Current Report on Form 8-K reporting the results of a Phase 2/3 trial of ZYBRESTAT, our lead product candidate, in patients with Anaplastic Thyroid Cancer. That Form 8-K, including exhibit 99.1 thereto, is attached hereto.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 23, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 12, 2010
OXiGENE, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-21990	13-3679168
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Gateway Boulevard, Suite 210, South San Francisco, CA (Address of principal executive offices)	94080 (Zip Code)
Registrant’s telephone number, including area code: (650) 635-7000

(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events
Item 9.01. Financial Statements and Exhibits
SIGNATURES
Exhibit Index

Item 8.01. Other Events.
On September 12, 2010 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.

Exhibit 99.1.	Press release dated September 12, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXiGENE, Inc.
Date: September 13, 2010	By:	/s/ PETER J. LANGECKER
Peter J. Langecker
Chief Executive Officer

Exhibit Index

99.1	Press release dated September 12, 2010

EXHIBIT 99.1
ZYBRESTAT(TM) (CA4P) Improves Overall Survival in a Phase 2/3 Trial (FACT Study) of Patients With Anaplastic Thyroid Cancer (ATC)
Median Overall Survival of Patients Receiving ZYBRESTAT Plus Chemotherapy was 5.1 Months, Compared With 4.1 Months for Patients Receiving Chemotherapy Alone
Patients Alive at One-Year More Than Doubled With ZYBRESTAT Plus Chemotherapy Compared With Chemotherapy Alone (23% Vs. 9%)
Almost Half of Patients Treated With ZYBRESTAT Plus Chemotherapy (48%) Were Alive at Six Months, Compared With 37% Treated With Chemotherapy Alone
SOUTH SAN FRANCISCO, Calif., Sept. 12, 2010 (GLOBE NEWSWIRE) — OXiGENE, (Nasdaq:OXGN), a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases, announced that positive results from a randomized, controlled, Phase 2/3 study of ZYBRESTAT (fosbretabulin, CA4P) were presented today at the 14th International Thyroid Congress in Paris, France by Rossella Elisei, M.D., of the University of Pisa. In this 80-patient study, the median overall survival (OS) time was 5.1 months for patients who received ZYBRESTAT and chemotherapy when compared with a median survival time of 4.1 months for patients receiving chemotherapy alone (Hazard Ratio 0.71), which represents a 29% reduction in the risk of dying for patients receiving ZYBRESTAT and chemotherapy. Of patients treated with ZYBRESTAT and chemotherapy, 48% were alive at six months, compared with 37% percent of patients treated with the control arm regimen. At one year, 23% of patients treated with ZYBRESTAT and chemotherapy were alive compared to 9% of patients treated with chemotherapy alone. The most common side effects reported with ZYBRESTAT and chemotherapy were neutropenia, transient hypertension and tumor pain.
“The results of this study show a clearly demonstrated survival benefit with only transient, manageable side effects,” said Michael Tuttle, M.D., Endocrinologist at Memorial Sloan-Kettering Cancer Center who specializes in caring for patients with advanced thyroid cancer. “ZYBRESTAT plus chemotherapy has demonstrated the first significant increase in overall survival without serious side effects in patients with anaplastic thyroid cancer, which should make this an attractive therapeutic intervention for patients for whom there are no other approved effective therapies.”
“These exciting data, which show improvements in all key endpoints, including 48% of patients surviving 6 months and 23% of patients surviving one year, represent a potential breakthrough in the treatment of this highly lethal disease, which has a historic one year survival rate of less than 10%,” said Bryan McIver, M.B., Ch.B., Ph.D., Endocrinologist at the Mayo Clinic. “Results from this study of ZYBRESTAT are exciting and show that a vascular disrupting agent, in combination with chemotherapy, could potentially be the first effective chemotherapeutic treatment option for these patients.”
ZYBRESTAT (fosbretabulin, CA4P) has received orphan drug designation for the treatment of anaplastic thyroid cancer, medullary thyroid cancer, and stage IV papillary or follicular thyroid cancer.
“We believe these promising data represent a major improvement over current standard of care for ATC patients, underscore the antitumor activity of this molecule and have positive implications for future development in other cancer indications,” said Peter J. Langecker, M.D., Ph.D., OXiGENE Chief Executive Officer. “The encouraging data presented today represent an exciting milestone for OXiGENE and we are deeply grateful to our patients and investigators who participated in this important clinical study.”
Continued Dr. Langecker: “We plan to present additional data from the FACT trial at the European Society for Medical Oncology or ESMO meeting in Milan in October. These data will include an additional month of follow-up plus a sub-group analysis that we anticipate will further underscore ZYBRESTAT’s meaningful clinical activity in ATC. In the near term, we also look forward to sharing clinical data on ZYBRESTAT in additional cancer indications, such as our study in advanced non-small cell lung cancer (NSCLC) which recently completed enrollment and for which we will present a poster at the EORTC/AACR/NCI meeting in Berlin in November, 2010.”
ZYBRESTAT is a vascular disrupting agent (VDA), and one of a novel class of small-molecule drug candidates. Through interaction with vascular endothelial cell cytoskeletal proteins, ZYBRESTAT selectively targets and collapses tumor vasculature, thereby depriving the tumor of oxygen and causing death of tumor cells. In clinical trials in solid tumors, ZYBRESTAT has demonstrated potent and selective activity against tumor vasculature, as well as clinical activity against ATC, ovarian cancer and various other solid tumors.

Phase 2/3 Study Results
The FACT Study is a controlled, randomized Phase 2/3 study investigating the addition of ZYBRESTAT (fosbretabulin tromethamine, or CA4P) to chemotherapy (carboplatin and paclitaxel) in patients with anaplastic thyroid cancer (ATC). The FACT study initially anticipated enrollment of 180 patients. Enrollment in the study was truncated and a total of 80 patients were enrolled with 55 in the ZYBRESTAT + chemotherapy arm and 25 in the chemotherapy arm. The treatment arms were well balanced with regard to key patient characteristics except for a greater percentage of females in the control arm. Patients on the study arm received ZYBRESTAT each week and chemotherapy on day 2 of treatment every three weeks. Patients on the control arm received chemotherapy every three weeks. Patients on the study arm could elect to receive CA4P as maintenance therapy after completing 6 cycles of therapy. Maintenance therapy continued until disease progression.
Key Study Results
•	Median overall survival (OS) was 5.1 months for patients who received ZYBRESTAT and chemotherapy, and 4.1 months for patients who received chemotherapy alone. Hazard ratio (%95 CI): 0.71 (0.42, 1.22).

•	At one year, 23% of patients whose treatment included ZYBRESTAT were alive compared to 9% of patients treated with chemotherapy alone.

•	At six months, 48% of patients whose treatment included ZYBRESTAT were alive compared to 37% of patients treated with chemotherapy alone.

•	In patients less than 60 years of age, median OS was 10.9 months for patients who received ZYBRESTAT and chemotherapy, and 3.1 months for patients who received chemotherapy alone. Hazard ratio (%95 CI): 0.38 (0.16, 0.88).

•	In patients with stage IVC disease, median OS was 5.0 months for patients who received ZYBRESTAT and chemotherapy, and 3.8 months for patients who received chemotherapy alone. Hazard ratio (%95 CI): 0.63 (0.34, 1.15).

•	In patients with tumor sizes of greater than 6 cm, median OS was 5.7 months for patients who received ZYBRESTAT and chemotherapy, and 3.9 months for patients who received chemotherapy alone. Hazard ratio (%95 CI): 0.51 (0.22, 1.19).

•	The improvement in survival in patients with stage IVC disease and with tumor sizes of greater than 6 cm whose treatment included ZYBRESTAT suggests greater antitumor activity of ZYBRESTAT and chemotherapy in more advanced tumors.
ZYBRESTAT in conjunction with chemotherapy was well tolerated, with adverse events primarily related to ATC and disease progression. Myelosuppression was more common in patients receiving ZYBRESTAT and chemotherapy but rates of febrile neutropenia were equally low in both arms. As a result of work done in earlier studies, hypertension management guidelines were implemented and have reduced significant CA4P-induced hypertension and cardiac ischemia.
About ZYBRESTAT (fosbretabulin)
ZYBRESTAT is being evaluated in a Phase 2 study of patients with NSCLC and other clinical trials. OXiGENE believes that ZYBRESTAT is poised to become an important product in a novel class of small-molecule drug candidates called vascular disrupting agents (VDAs). Through interaction with vascular endothelial cell cytoskeletal proteins, ZYBRESTAT selectively targets and collapses tumor vasculature, thereby depriving the tumor of oxygen and nutrients, causing death of tumor cells. In clinical trials in solid tumors, ZYBRESTAT has demonstrated potent and selective activity against tumor vasculature, as well as clinical activity against ATC, ovarian cancer and various other solid tumors.
About OXiGENE
OXiGENE is a clinical-stage biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The Company’s major focus is developing vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment. OXiGENE is dedicated to leveraging its intellectual property and therapeutic development expertise to bring life-extending and life-enhancing medicines to patients.
The OXiGENE, Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4969
Safe Harbor Statement
This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any or all of the forward-looking statements in this press release, which include ZYBRESTAT’s potential as a new thyroid cancer therapy, discussions with potential partners and OXiGENE’s ability to successfully leverage its intellectual property rights and drug development acumen may turn out to be wrong. Forward-looking statements can be affected by inaccurate assumptions OXiGENE might make or by known or unknown risks and uncertainties, including, but not limited to, inability to access working capital, potential negative outcomes of clinical studies of ZYBRESTAT, potential inadequacies in OXiGENE’s intellectual property position, and inability to engage potential partners or execute a potential strategic agreement with a partner. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in OXiGENE’s reports to the Securities and Exchange Commission, including OXiGENE’s reports on Form 10-K, 10-Q and 8-K. However, OXiGENE undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise. Please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009

CONTACT:	OXiGENE Investor and Media Contact: Michelle Edwards, Investor Relations 650-635-7006 medwards@oxigene.com